UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 5

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 573,876
	8	SHARED VOTING POWER 58,812
	9	SOLE DISPOSITIVE POWER 573,876
	10	SHARED DISPOSITIVE POWER 58,812

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,260
	8	SHARED VOTING POWER 93,616
	9	SOLE DISPOSITIVE POWER 505,766
	10	SHARED DISPOSITIVE POWER 93,616

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 639,567
	8	SHARED VOTING POWER 63,583
	9	SOLE DISPOSITIVE POWER 639,567
	10	SHARED DISPOSITIVE POWER 75,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,302
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.78%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,885
	8	SHARED VOTING POWER 111,955
	9	SOLE DISPOSITIVE POWER 404,733
	10	SHARED DISPOSITIVE POWER 118,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 507,745
	8	SHARED VOTING POWER 367
	9	SOLE DISPOSITIVE POWER 507,745
	10	SHARED DISPOSITIVE POWER 367

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,401
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 14,401
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 5 amends and restates the Reporting Persons’ joint Schedule 13D to (1) reflect a reduction in the percentages of the Issuer’s Class A Common Stock beneficially owned by each of the Reporting Persons resulting from consummation, effective January 3, 2022, of the merger of CIT Group Inc. (“CIT”) into the Issuer and the conversion of the outstanding shares of CIT’s common stock into newly issued shares of the Issuer’s Class A Common Stock, and (2) report the termination of the previously disclosed Voting Agreement which was executed and delivered by certain of the Reporting Persons in connection with the merger. This Amendment also updates the numbers of shares of the Issuer’s Class A Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons to reflect changes in their beneficial ownership since the filing of the previous amendment. As a result of the increase in the Issuer’s outstanding shares of Class A Common Stock in connection with the merger, the percentage of outstanding shares beneficially owned by each of the Reporting Persons now is less than 5%.

Item 1. Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice, and their mother, Ella Ann L. Holding. The Reporting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation

Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairwoman of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	P.O. Box 1417 Smithfield, NC 27577	Commercial interior designer

Carson H. Brice	P.O. Box 1417 Smithfield, NC 27577	Community Volunteer

Ella Ann L. Holding	409 East Market Street Smithfield, NC 27577	Community Volunteer

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class A Common Stock held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice, respectively, were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, in part in exchange for their shares of First Citizens Bancorporation, Inc. (“Bancorp”) upon its merger into the Issuer effective October 1, 2014 (the “Bancorp Merger”), and in part, directly or indirectly, from or through the estate of their father, Frank B. Holding. Shares held by their children and grandchildren were acquired in part through gifts from them and Frank B. Holding and Ella Ann L. Holding and in part in connection with the Bancorp Merger. Shares held by Ella Ann L. Holding were acquired in part at the time of the Issuer’s formation in 1986 in exchange for shares of its predecessor, in part with personal funds, in part as a beneficiary of her husband, Frank B. Holding’s, estate, and in part in connection with the Bancorp Merger. Shares held by the various entities listed in the tables below were acquired by those entities in part with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. and Ella Ann L. Holding, and in part in connection with the Bancorp Merger. In connection with the Bancorp Merger, each of the Reporting Persons, their children and the various entities, as shareholders of Bancorp, received shares of the Issuer’s Class A Common Stock in exchange for shares of common stock of Bancorp they held at the time of the Bancorp Merger.

Item 4. Purpose of the Transaction.

Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy and the consideration of and taking of action on significant corporate events involving the Issuer. Olivia B. Holding, Carson H. Brice, Claire H. Bristow and Ella Ann L. Holding are the siblings and mother, respectively, of Frank B. Holding, Jr., and Hope H. Bryant, and do not participate in the management or policy-making functions of the Issuer. Shares of the Issuer’s Class A Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

On October 15, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, First-Citizens Bank & Trust Company, a North Carolina chartered commercial bank and direct, wholly owned subsidiary of the Issuer (“FCB”), FC Merger Subsidiary IX, Inc., a direct, wholly owned subsidiary of FCB (“Merger Sub”), and CIT Group Inc., a Delaware corporation (“CIT”) and the parent company of CIT Bank, N.A., a national banking association. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, effective January 3, 2022, Merger Sub merged with and into CIT, with CIT as the surviving entity (the “First-Step Merger”), with the result that each outstanding share of CIT’s common stock was converted into 0.062 shares of the Issuer’s Class A Common Stock. Following the effective time of the First-Step Merger (the “Effective Time”), CIT merged with and into FCB, with FCB as the surviving entity (together with the First-Step Merger, the “CIT Merger”).

As an inducement for CIT to enter into the Merger Agreement, contemporaneously with the execution of the Merger Agreement, Frank B. Holding, Jr. Hope H. Bryant, Claire H. Bristow, and her spouse, Peter M. Bristow, entered into a Voting Agreement (the “Voting Agreement”) with CIT, pursuant to which each of them agreed, among other things:

(a)

to vote a number of shares of the Issuer’s Class A Common Stock and Class B Common Stock beneficially owned by them, respectively (the “Shares,” as specified in Schedule A to the Voting Agreement), (i) in favor of the approval of the issuance of shares of the Issuer’s capital stock pursuant to the Merger Agreement, (ii) in favor of any proposals for the approval and adoption of the Merger Agreement or any other proposal submitted to the Issuer’s shareholders pursuant to or necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against certain other proposals described therein (including without limitation any other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger

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Agreement), without regard to any recommendation to the Issuer’s shareholders by its Board of Directors concerning such proposals, and without regard to the terms of such proposals, (iv) against any agreement, amendment of any agreement or organizational document inconsistent with the Voting Agreement or the Merger Agreement and (v) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of the Issuer under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by the Merger Agreement; and

(b)

not to, directly or indirectly, subject to certain exceptions, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any of the Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions.

The Voting Agreement covered shares totaling approximately 29.43% of the then-current total outstanding voting power of the Issuer’s common stock. Any shares or other voting securities of the Issuer with respect to which one of the signers of the Voting Agreement acquired sole voting power or sole power of disposition (including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares or upon exercise or conversion of any securities of the Issuer, if any) after the date of the Voting Agreement would automatically become subject to the terms of the Voting Agreement for all purposes thereunder.

Under its terms, the Voting Agreement and all obligations thereunder would terminate upon the earlier to occur of: (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms; provided, however, that certain obligations would continue for 6 months following the termination of the Merger Agreement related to a bona fide Acquisition Proposal (as defined in the Merger Agreement).

Upon consummation of the First Step Merger effective January 3, 2022, the Voting Agreement terminated and is of no further force or effect.

Item 5. Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class A Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class A Common Stock (14,959,994 outstanding shares as of January 3, 2022, including shares issued in connection with the CIT Merger) represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 2,874,258 shares of Class A Common Stock, or approximately 19.21%% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold 466,532 shares of Class A Common Stock, or approximately 3.12%% of the outstanding shares of the class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

In addition to the shares of Class A Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 63.52% of the outstanding shares of the Issuer’s outstanding Class B Common Stock which is a separate class of common stock, and 0.80% of the Issuer’s outstanding Depositary Shares, and other entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 2.70% of the outstanding shares of Class B Common Stock and 2.89% of the outstanding Depositary Shares. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

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Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 632,688 shares of Class A Common Stock, amounting to 4.23% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	528,503	528,503	-0-	528,503	-0-
As beneficiary of trust	11,140	11,140	-0-	11,140	-0-
By spouse	8,586	-0-	8,586	-0-	8,586
As custodian for daughter	15,968	15,968	-0-	15,968	-0-
As custodian for son	13,704	13,704	-0-	13,704	-0-
As custodian for grandson	3,121	3,121	-0-	3,121	-0-
As custodian for grandson	1,293	1,293	-0-	1,293	-0-
As Custodian for grandson	19	19	-0-	19	-0-
As Trustee of trust	32	32	-0-	32	-0-
As Trustee of trust	32	32	-0-	32	-0-
As Trustee of trust	32	32	-0-	32	-0-
As Trustee of trust	32	32	-0-	32	-0-
By Robert P. Holding Foundation (1)	46,995	-0-	46,995	-0-	46,995
By Ella Ann and Frank B. Holding Foundation (1)	3,231	-0-	3,231	-0-	3,231

Total	632,688	573,876	58,812	573,876	58,812

(1)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding and his spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mr. Holding, for the benefit of his children and grandchildren, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The Foundations receive, or their managements have the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

During the 60 days preceding the filing of this Schedule 13D/A, Mr. Holding received 2,000 shares of Class A Common Stock as a gift, and his grandchildren received an aggregate of 57 shares of Class A Common stock as gifts.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 16,392 shares held by a family member as trustee of an irrevocable trust for the benefit of his adult son;

(b)	an aggregate of 33,215 shares held individually by his adult children; and

(c)

an aggregate of 479,889 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.

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Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 600,876 shares of Class A Common Stock, amounting to 4.02% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Hope H. Bryant	108,725	108,725	-0-	108,725	-0-
As beneficiary of trust	10,772	10,772	-0-	10,772	-0-
As Trustee and beneficiary of Hope H. Bryant 2021 Grantor Retained Annuity Trust	78,387	78,387	-0-	78,387	-0-
As Trustee and beneficiary of Hope H. Bryant 2020 Grantor Retained Annuity Trust	154,132	154,132	-0-	154,132	-0-
As Trustee and beneficiary of Hope H. Bryant 2020 Grantor Retained Annuity Trust #2	41,325	41,325	-0-	41,325	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	93,989	93,989	-0-	93,989	-0-
By Spouse	15	-0-	15	-0-	15
By Revocable Trust for son	30,018	-0-	30,018	-0-	30,018
As Trustee of trust	619	619	-0-	619	-0-
As Trustee of trust	1,425	1,425	-0-	1,425	-0-
As Trustee of trust	16,392	16,392	-0-	16,392	-0-
By various Trusts (1)	1,494	1,494	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Robert P. Holding Foundation (2)	46,995	-0-	46,995	-0-	46,995
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530

Total	600,876	507,260	93,616	505,766	93,616

(1)	Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to vote shares held by the trusts.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Mrs. Bryant disclaims beneficial ownership of those shares.

(3)

Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Mrs. Bryant and her spouse, respectively, receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

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During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Bryant received 2,000 shares of Class A Common Stock as a gift.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	115 shares held by her adult step-child;

(b)	an aggregate of 59,604 shares held by revocable trusts for two of her adult children;

(c)	an aggregate of 128 shares held by a family member as trustee of four trusts for the benefit of her adult children and step-child;

(d)

an aggregate of 292,063 shares held by other corporations of which Mrs. Bryant is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares, and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and

(e)	an aggregate of 174,469 shares held by Yadkin Valley Company of which Mrs. Bryant is a shareholder of the parent company but does not serve as a director or executive officer .

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 715,302 shares of Class A Common Stock, amounting to 4.78% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	537,438	537,438	-0-	537,438	-0-
As beneficiary of trust	10,544	10,544	-0-	10,544	-0-
As Trustee of trusts	1,930	1,930	-0-	1,930	-0-
As Trustee of trusts	86,980	86,980	-0-	86,980	-0-
As Co-Trustee Peter M. Bristow Family Irrevocable Trust (1)	12,152	-0-	-0-	-0-	12,152
By Robert P. Holding Foundation (2)	46,995	-0-	46,995	-0-	46,995
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Holding Properties, LLC (3)	2,675	2,675	-0-	2,675	-0-
By E&F Properties, Inc. (3)	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530

Total	715,302	639,567	63,583	639,567	75,735

(1)	Ms. Holding is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have shared dispositive power, but no voting power, with respect to these shares.
(2)

Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(3)

Ms. Holding serves as Manager of Holding Properties, LLC and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations.

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Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually. The distribution of dividends and sale proceeds from shares held as a trustee or co-trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, Ms. Holding received 2,000 shares of Class A Common Stock as a gift, made a gift of 15 shares of Class A Common and transfered 3,951 shares of Class A Common Stock to her Revocable Trust. In addition, one of the trusts for which Ms. Holding is a trustee received a gift of 650 shares of Class A Common Stock.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)

an aggregate of 466,532 shares held by other corporations of which Ms. Holding is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, — 192,063 shares, Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. — 100,000 shares and Yadkin Valley Company — 174,469 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 528,840 shares of Class A Common Stock, amounting to 3.54% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Claire H. Bristow	30,000	30,000	-0-	30,000	-0-
As beneficiary of trust	10,858	10,858	-0-	10,858	-0-
As Trustee and beneficiary of Claire H. Bristow 2nd Amended and Restated Trust	282,129	282,129	-0-	282,129	-0-
As beneficiary of Claire H. Bristow 2018 Irrevocable Family Trust (3)	14,500	-0-	14,500	-0-	14,500
As Trustee and beneficiary of Claire H. Bristow 2020 Grantor Retained Annuity Trust	81,746	81,746	-0-	81,746	-0-
Peter M. Bristow 2nd Amended and Restated Trust (2)	8,915	-0-	8,915	-0-	8,915
Co-trustee of Peter M. Bristow Family Irrevocable Trust (1)	12,152	12,152	-0-	-0-	12,152
By daughter	15,108	-0-	15,108	-0-	15,108
By spouse as Trustee for son (2)(3)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (2)(3)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (2)(3)	19,041	-0-	19,041	-0-	19,041
By PMB Investments LLC (2)(4)	6,106	-0-	6,106	-0-	6,106
By CRB Investments LLC (2)(4)	2,154	-0-	2,154	-0-	2,154
By EHB Investments LLC (2)(4)	2,045	-0-	2,045	-0-	2,045
By various Trusts (2)(5)	6,004	-0-	6,004	-0-	-0-

Total	528,840	416,885	111,955	404,733	118,103

(1)	Ms. Bristow is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have sole voting and shared dispositive power with respect to these shares.
(2)

All shares are held separately by Mrs. Bristow’s spouse as trustee and beneficiary of a trust, as trustee of trusts or manager of limited liability companies for the benefit of their adult children, or with voting power over shares held by other trusts. While Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no such actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Holding is the beneficial owner of those shares.

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(3)	In the case of each trust, Mrs. Bristow’s spouse serves as trustee and she or one of their adult children is the income beneficiary.
(4)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their adult children is the majority owner.
(5)	Includes two trusts of which Mrs. Bristow’s spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow and her daughter, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts. The distribution of dividends and sale proceeds from shares held by the limited liability companies is determined based on the terms of the governing instruments of those entities.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Bristow received 2,000 shares of Class A Common Stock as a gift

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	3,231 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b)

an aggregate of 479,889 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

(c)	an aggregate of 30,698 shares held individually by her adult children.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 508,112 shares of Class A Common Stock, amounting to 3.40% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Carson H. Brice	382,995	382,995	-0-	382,995	-0-
As Trustee and beneficiary or Carson H. Brice Revocable Trust	64,630	64,630	-0-	64,630	-0-
As beneficiary of Trust	10,652	10,652	-0-	10,652	-0-
By spouse	367	-0-	367	-0-	367
As custodian for son	16,890	16,890	-0-	16,890	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-

Total	508,112	507,745	367	507,745	367

Mrs. Brice and her spouse, respectively, receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by them individually. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held as a trustee and/or beneficiary of trusts is determined based on the terms of the governing instruments of the trusts.

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During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Brice received 2,000 shares of Class A Common Stock as a gift and transferred 46,028 shares of Class A Common Stock to her Revocable Trust. In addition, she gifted 650 shares of Class A Common Stock to a trust for her child.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 86,980 shares held by a family member as trustee of irrevocable trusts for the benefit of her children;

(b)	an aggregate of 50,226 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)

an aggregate of 479,889 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; E&F Properties, Inc. – 827 shares.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 14,401 shares of Class A Common Stock, amounting to 0.10% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Ella Ann Holding 2d Amended and Restated Revocable Trust	14,401	14,401	-0-	14,401	-0-

Total	14,401	14,401	-0-	14,401	-0-

The distribution of dividends and sale proceeds from shares held by Mrs. Holding’s revocable trust is determined based on the terms of the governing instruments of the trust.

During the 60 days preceding the filing of this Schedule 13D/A, Mrs. Holding gifted 10,000 shares of Class A Common Stock.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	shares listed in the other Reporting Persons’ tables above which are held by or for Mrs. Holding’s adult children, their spouses and her grandchildren;

(b)

an aggregate of 66,258 shares held by certain entities in which Mrs. Holding has equity interests but of which she does not serve as a director, officer or manager, and by two charitable foundations of which Mrs. Holding does not serve as a director or officer, as follows: Holding Properties, LLC – 2,675 shares; E&F Properties, Inc. – 827 shares; Twin States Farming, Inc. – 12,530 shares; Robert P. Holding Foundation – 46,995 shares; and Ella Ann and Frank B. Holding Foundation – 3,231 shares; and

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(c)

an aggregate of 466,532 shares held by certain other corporations in which Mrs. Holding is a shareholder but of which she does not serve as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly owned bank subsidiary — 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company – 174,469 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 5 is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference from exhibits to the Reporting Persons’ Amendment No. 2 dated October 1, 2014, to Schedule 13D regarding the Issuer’s Class A Common Stock)

[SIGNATURES APPEAR ON FOLLOWING PAGE.]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2022

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice

/S/ Ella Ann L. Holding
Ella Ann L. Holding

[Schedule 13D/A Signature Page - Class A]

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